UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2014

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-33384

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

ESSA Bank & Trust 401(k) Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ESSA Bancorp, Inc.
200 Palmer Street
Stroudsburg, PA 18360-0160

ESSA BANK & TRUST 401(k) PLAN

STROUDSBURG, PENNSYLVANIA

AUDIT REPORT

DECEMBER 31, 2014

ESSA BANK & TRUST 401(k) PLAN
DECEMBER 31, 2014

Page
Number

Report of Independent Registered Public Accounting Firm                                                            1

Statement of Net Assets Available for Benefits                                                                                2

Statement of Changes in Net Assets Available for Benefits                                                           3

Notes to Financial Statements                                                                                                          4 - 13

Supplemental Schedule                                                                                                                    14 - 15

SNODGRASS
Certified Public Accountants
and Consultants
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees
ESSA Bank & Trust 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the ESSA Bank & Trust 401(k) Plan as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014.  These financial statements are the responsibility of ESSA Bank & Trust 401(k) Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the ESSA Bank & Trust 401(k) Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ S. R. Snodgrass, P.C.
Wexford, Pennsylvania
June 29, 2015

S.R. Snodgrass, P.C. * 2100 Corporate Drive, Suite 400 * Wexford, Pennsylvania  15090-8399 * Phone: (724) 934-0344 * Facsimile: (724) 934-0345

ESSA BANK & TRUST 401(k) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2014	2013

ASSETS
Investments, at fair value
ESSA Bancorp, Inc. common stock	$4,183,639	$3,991,174
Pooled separate accounts	7,960,395	6,800,622
Guaranteed investment contract	1,678,327	760,947
Total investments, at fair value	13,822,361	11,552,743

Notes receivable from participants	78,235	73,494

Net assets reflecting investments at fair value	13,900,596	11,626,237

Adjustment from fair value to contract
value for fully benefit-responsive
investment contract	(106,521)	(43,560)
Total assets	13,794,075	11,582,677

LIABILITIES
Excess contribution payable	3,505	-

Net assets available for benefits	$13,790,570	$11,582,677

The accompanying notes are an integral part of these financial statements.

ESSA BANK & TRUST 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2014

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$557,322
Interest and dividends on investments	93,000

Total investment income	650,322

Interest income on notes receivable from participants	3,100

Contributions:
Contributions by employees	678,314
Rollover contributions	1,136,737

Total contributions	1,815,051

Total additions	2,468,473

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	238,470
Administrative expenses	22,110

Total deductions	260,580

Net increase	2,207,893

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of the period	11,582,677

End of the period	$13,790,570

The accompanying notes are an integral part of these financial statements.

ESSA BANK & TRUST 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the ESSA Bank & Trust 401(k) Plan (the “Plan”) for employees of ESSA Bank & Trust (the “Bank”) is provided for general information purposes only.  Participants should refer to the Plan Document for a more comprehensive description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering the employees of the Bank who have attained the age of 21 and have completed one year of service and 1,000 hours of service.
An employee becomes a participant on either January 1 or July 1, depending on when eligibility requirements are met.  The Plan includes a 401(k) before-tax and after-tax savings features, which permits participants to defer compensation under Section 401(k) of the Internal Revenue Code.  It is subject to the provisions of the Employee
Retirement Income Security Act of 1974 (“ERISA”), as amended.   The Benefits Committee is responsible for oversight of the Plan.  The Benefits Committee determines the appropriateness of the Plan’s investment offerings, and monitors investment performance.

Contributions

Employees may elect to contribute any amount up to the maximum percentage allowable, not to exceed the limits of Code Sections 401(k), 402(g), 404, and 415.
Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  The participants may direct their accounts into several different investment options.  Contributions are subject to certain limitations.

Effective January 1, 2011, the Plan was amended to discontinue the employer match.

Participant Accounts

Each participant’s account is credited with allocations of Plan earnings based upon participant’s account balances at the beginning of the valuation period.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions and actual earnings thereon.

Payment of Benefits

Upon termination of service, participants whose accounts do not exceed $1,000 may receive a lump-sum amount equal to the value of their account.  Participants whose accounts are between $1,000 and $5,000 may receive a lump-sum distribution or may have the balance of their account rolled over into an Individual Retirement Account
(“IRA”).  Participants whose vested account balance at the time of termination exceeds $5,000 may receive a lump-sum distribution or may defer payments of benefits until
April 1 of the calendar year following the calendar year during which the participant reaches age 70 1/2.

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear interest at 4.25 to 5.50 percent, which is commensurate with local prevailing rates. Principal and interest are paid ratably through monthly payroll deductions.  Loans may be requested for hardship purposes only.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting principles followed by the Plan and the methods of applying these principles conform to U.S. generally accepted accounting principles.  The financial statements of the Plan are prepared on the accrual basis of accounting.

A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Use of Estimates

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts and disclosures.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.  The fair value of pooled separate accounts is determined using the observable net asset value of the underlying investment.
The fair value of ESSA Bancorp, Inc. common stock is determined based on a quoted market price.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  The net appreciation in fair value of investments includes investments purchased, sold, and held during the year.

Guaranteed Investment Contract

Guaranteed investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Guaranteed Investment Contract (Continued)

value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Net Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participants’ loans are reclassified as distributions based upon the terms of the Plan Document.  No allowance for credit losses has been recorded as of December 31, 2014 and 2013.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses of the Plan relating to investment management and recordkeeping fees are paid by the Plan.  Fees relating to accounting and miscellaneous administrative expenses are paid by the Plan’s sponsor.

Excess Contribution Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the 2014 excess contributions to the applicable participants prior to March 31, 2015.

NOTE 3 - INVESTMENTS

The Plan’s investments are administered by Massachusetts Mutual Life Insurance Company (“trustee”).

The fair value of the individual investments that represents 5 percent or more of the Plan’s net assets as of December 31 is as follows:

2014

Investments at fair value:

ESSA Bancorp, Inc. common stock	$4,183,639
Growth America (American)	799,874
MM S&P 500 Index (Northern Trust)	910,676
Guaranteed investment contract	1,678,327

2013

Investments at fair value:

ESSA Bancorp, Inc. common stock	$3,991,174
New Horizons (T. Rowe Price)	884,497
MM S&P 500 Index (Northern Trust)	673,130
Guaranteed investment contract	760,947

The Plan’s investments appreciated in fair value for the year ended December 31, 2014, as follows:

ESSA Bancorp, Inc. common stock	$239,246
Pooled separate accounts	255,114
Guaranteed investment contract	62,962

Net appreciation in fair value	$557,322

NOTE 4 - GUARANTEED INVESTMENT CONTRACT WITH MASSACHUSETTS MUTUAL LIFE
INSURANCE COMPANY

The Plan has a benefit-responsive guaranteed investment contract with Massachusetts Mutual Life Insurance Company. Massachusetts Mutual Life Insurance Company maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.
The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. The guaranteed investment contract is presented on the face of the Statement of Net Assets Available for Benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits. Contract value, as reported to the Plan by Massachusetts Mutual Life Insurance
Company, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

NOTE 4 - GUARANTEED INVESTMENT CONTRACT WITH MASSACHUSETTS MUTUAL LIFE
INSURANCE COMPANY (Continued)

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2014 and 2013, was
$1,678,327 and $760,947, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 3 percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions;
(3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan; or
(4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

	2014	2013

Average yields:

Based on actual earnings	2.92%	2.85%
Based on interest rate credited to participants	2.92%	2.85%

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  In the event of termination of the Plan, participants will become 100 percent vested in their accounts.

NOTE 6 - TAX STATUS

The Plan obtained its latest determination letter on March 31, 2014, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Plan management is required to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE 7 - PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are pooled separate accounts that are managed by Massachusetts Mutual Life Insurance Company, the defined trustee of the Plan.  Therefore, related transactions qualify as party-in-interest transactions.

The Plan’s sponsor absorbs fees related to accounting and miscellaneous administrative expenses.  Such costs amounted to $13,435 for the year ended December 31, 2014.

At December 31, 2014 and 2013, the Plan held 332,143 shares of ESSA Bancorp, Inc. common stock, respectively.  Dividends received on these shares in 2014 totaled $93,000.

NOTE 8 - FAIR VALUE MEASUREMENTS

The following disclosures show the hierarchal disclosure framework associated with the level of pricing observations utilized in measuring assets and liabilities at fair value.
The three broad levels of pricing observations are as follows:

Level I:	Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II:
Pricing inputs are other than the quoted prices in active markets, which are either directly or indirectly observable as of the reported date.  The nature of these assets and liabilities includes items for which quoted prices are available but traded less frequently and items that are fair-valued using other financial instruments, the parameters of which can be directly observed.

Level III:	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the use of observable market data, when available.

NOTE 8 - FAIR VALUE MEASUREMENTS (Continued)

The following table presents the assets reported on the Statement of Net Assets Available for Benefits at their fair value as of December 31, 2014 and 2013, by level within the fair value hierarchy.  Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2014
	Level I	Level II	Level III	Total
Assets:
ESSA Bancorp, Inc. common stock	$4,183,639	$-	$-	$4,183,639
Pooled separate accounts:
Asset Allocation/Lifecycle	-	1,636,094	-	1,636,094
High Yield Bond	-	91,598	-	91,598
Intermediate Term Bond	-	421,712	-	421,712
International/Global Growth	-	466,325	-	466,325
International/Global Small/Mid Cap	-	123,405	-	123,405
Large Cap Value	-	667,298	-	667,298
Large Cap Core	-	1,198,653	-	1,198,653
Large Cap Growth	-	986,665	-	986,665
Mid Cap Growth	-	414,088	-	414,088
Multi Sector Bond	-	239,946	-	239,946
Small Cap Core	-	379,600	-	379,600
Small Cap Growth	-	615,017	-	615,017
Small Cap Value	-	220,489	-	220,489
Stable Value	-	499,505	-	499,505
Guaranteed investment contract	-	-	1,678,327	1,678,327

Total assets at fair value	$4,183,639	$7,960,395	$1,678,327	$13,822,361

	December 31, 2013
	Level I	Level II	Level III	Total
Assets:
ESSA Bancorp, Inc. common stock	$3,991,174	$-	$-	$3,991,174
Pooled separate accounts:
Asset Allocation/Lifecycle	-	1,291,903	-	1,291,903
High Yield Bond	-	77,225	-	77,225
Intermediate Term Bond	-	310,963	-	310,963
International/Global Growth	-	427,485	-	427,485
International/Global Small/Mid Cap	-	123,517	-	123,517
Large Cap Value	-	588,891	-	588,891
Large Cap Core	-	958,918	-	958,918
Large Cap Growth	-	661,621	-	661,621
Mid Cap Growth	-	286,192	-	286,192
Multi Sector Bond	-	229,415	-	229,415
Small Cap Core	-	201,829	-	201,829
Small Cap Growth	-	884,497	-	884,497
Small Cap Value	-	239,369	-	239,369
Stable Value	-	518,797	-	518,797
Guaranteed investment contract	-	-	760,947	760,947

Total assets at fair value	$3,991,174	$6,800,622	$760,947	$11,552,743

NOTE 8 - FAIR VALUE MEASUREMENTS (Continued)

The table below sets forth a summary of changes in the fair value of the Plan's Level III assets for the year ended December 31, 2014.

Guaranteed
Investment
Contract

Balance, December 31, 2013	$760,947

Unrealized gains relating to instruments still held at the
reporting date	62,962
Purchases and transfers	854,418

Balance, December 31, 2014	$1,678,327

Amount of total losses for the period attributable
to the change in unrealized gains relating to
assets still held at the reporting date	$-

Unrealized gains from the guaranteed investment contract are not included in the Statement of Changes in Net Assets included in the Statement of Changes in Net Assets Available for Benefits as the contract is recorded at contract value for purposes of the net assets available for benefits.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at
December 31, 2014 and 2013.

Common Stock

Valued at the closing price reported on the active market on which the individual securities are traded.

Pooled Separate Accounts

Valued at the unit value calculated based on the observable net asset value (“NAV”) of the underlying investment.

Guaranteed Investment Contract

Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.
Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 8 - FAIR VALUE MEASUREMENTS (Continued)

Fair Value of Investments in Entities that Use NAV

The following table summarizes investments measured at fair value based on NAV per share as of
December 31, 2014 and 2013, respectively.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Pooled separate accounts:

Asset Allocation/Lifecycle	$1,636,091	N/A	Daily	Daily
High Yield Bond	91,598	N/A	Daily	Daily
Intermediate Term Bond	421,711	N/A	Daily	Daily
International/Global Growth	466,325	N/A	Daily	Daily
International/Global Small/Mid Cap	123,405	N/A	Daily	Daily
Large Cap Value	667,298	N/A	Daily	Daily
Large Cap Core	1,198,653	N/A	Daily	Daily
Large Cap Growth	986,665	N/A	Daily	Daily
Mid Cap Growth	414,088	N/A	Daily	Daily
Multi Sector Bond	239,946	N/A	Daily	Daily
Small Cap Core	379,600	N/A	Daily	Daily
Small Cap Growth	615,017	N/A	Daily	Daily
Small Cap Value	220,489	N/A	Daily	Daily
Stable Value	499,505	N/A	Daily	Daily

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Pooled separate accounts:

Asset Allocation/Lifecycle	$1,291,903	N/A	Daily	Daily
High Yield Bond	77,225	N/A	Daily	Daily
Intermediate Term Bond	310,963	N/A	Daily	Daily
International/Global Growth	427,485	N/A	Daily	Daily
International/Global Small/Mid Cap	123,517	N/A	Daily	Daily
Large Cap Value	588,891	N/A	Daily	Daily
Large Cap Core	958,918	N/A	Daily	Daily
Large Cap Growth	661,621	N/A	Daily	Daily
Mid Cap Growth	286,192	N/A	Daily	Daily
Multi Sector Bond	229,415	N/A	Daily	Daily
Small Cap Core	201,829	N/A	Daily	Daily
Small Cap Growth	884,497	N/A	Daily	Daily
Small Cap Value	239,369	N/A	Daily	Daily
Stable Value	518,797	N/A	Daily	Daily

NOTE 8 - FAIR VALUE MEASUREMENTS (Continued)

Quantitative Information About Significant Unobservable Inputs Used in Level III Fair Value Measurements

The following table represents the Plan's Level III financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values for those inputs as of December 31, 2014 and 2013.

	Quantitative Information About Level III Fair Value Measurements
December 31, 2014	Fair Value	Valuation Technique(s)	Unobservable Inputs	Range	Weighted Average

Guaranteed investment contract	$1,678,327	Market value formula	Assumed interest rate	1.25%	1.25%
			Experience rate	2.41%	2.41%

	Quantitative Information About Level III Fair Value Measurements
December 31, 2013	Fair Value	Valuation Technique(s)	Unobservable Inputs	Range	Weighted Average

Guaranteed investment contract	$760,947	Market value formula	Assumed interest rate	1.16%	1.16%
			Experience rate	2.35%	2.35%

NOTE 9 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.  Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale.  If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

Investments in common stock, pooled separate accounts, guaranteed investment contract, and notes receivable from participants would be considered financial instruments.  At December 31, 2014 and December 31, 2013, the carrying amounts of these financial instruments approximate fair value.

NOTE 10 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets
Available for Benefits.

SUPPLEMENTAL SCHEDULE

ESSA BANK & TRUST 401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER 24-0568185
PLAN NUMBER - 002
DECEMBER 31, 2014

		(c) Description of Investment,
	(b) Identity of	Including Maturity Date,
	Issuer, Borrower,	Rate of Interest, Collateral,		(e) Current Value
(a)	Lessor, or Similar Party	Par, or Maturity Value	(d) Cost

	Common stock
*	ESSA Bancorp, Inc. common stock	332,143	$3,358,437	$4,183,639

	Pooled separate accounts
*	Massachusetts Mutual Life Insurance Company	SIA-E	552,141	421,711
*	Massachusetts Mutual Life Insurance Company	SIA-X	1,130,567	910,676
*	Massachusetts Mutual Life Insurance Company	SIA-W9	248,278	271,063
*	Massachusetts Mutual Life Insurance Company	SIA-J	803,093	437,377
*	Massachusetts Mutual Life Insurance Company	SIA-I	689,938	466,325
*	Massachusetts Mutual Life Insurance Company	SIA-G	493,327	499,509
*	Massachusetts Mutual Life Insurance Company	SIA-W4	611,969	615,017
*	Massachusetts Mutual Life Insurance Company	SIA-W5	367,436	287,977
*	Massachusetts Mutual Life Insurance Company	SIA-KT	173,289	186,791
*	Massachusetts Mutual Life Insurance Company	SIA-WW	145,217	220,489
*	Massachusetts Mutual Life Insurance Company	SIA-WR	90,927	123,405
*	Massachusetts Mutual Life Insurance Company	SIA-GW	556,446	799,874
*	Massachusetts Mutual Life Insurance Company	SIA-QL	185,251	239,946
*	Massachusetts Mutual Life Insurance Company	SIA-CR	117,538	143,025
*	Massachusetts Mutual Life Insurance Company	SIA-DH	118,943	91,598
*	Massachusetts Mutual Life Insurance Company	SIA-SK	211,506	229,921
*	Massachusetts Mutual Life Insurance Company	SIA-S	571,553	379,600
*	Massachusetts Mutual Life Insurance Company	SIA-BT	122,446	125,542
*	Massachusetts Mutual Life Insurance Company	SIA-DO	171,180	177,957
*	Massachusetts Mutual Life Insurance Company	SIA-EO	291,323	303,269
*	Massachusetts Mutual Life Insurance Company	SIA-FO	134,163	140,326
*	Massachusetts Mutual Life Insurance Company	SIA-GO	13,365	13,405
*	Massachusetts Mutual Life Insurance Company	SIA-HO	1,532	1,540
*	Massachusetts Mutual Life Insurance Company	SIA-D1	155,666	170,893
*	Massachusetts Mutual Life Insurance Company	SIA-D2	358,692	449,622
*	Massachusetts Mutual Life Insurance Company	SIA-D3	149,696	180,955
*	Massachusetts Mutual Life Insurance Company	SIA-D4	69,961	72,582
				7,960,395

ESSA BANK & TRUST 401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER 24-0568185
PLAN NUMBER - 002
DECEMBER 31, 2014 (Continued)

		(c) Description of Investment,
	(b) Identity of	Including Maturity Date,
	Issuer, Borrower,	Rate of Interest, Collateral,		(e) Current Value
(a)	Lessor, or Similar Party	Par, or Maturity Value	(d) Cost

*	Massachusetts Mutual Life Insurance Company	Guaranteed investment
		contract	1,571,806	1,571,806

*	Notes receivable from participants	Interest rates of
		4.25% to 5.50%	-	78,235

	Total			$13,794,075

*	Party in interest

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ESSA BANK & TRUST 401(k) PLAN

Date: June 29, 2015	By:	/s/ Allan A. Muto
Allan A. Muto
Executive Vice President and Chief Financial Officer
ESSA Bank & Trust